350 East Las Olas Boulevard Las Olas Centre II, Suite 1150 P.O. Box 30310 Fort Lauderdale, FL 33303-0310 954.759.2763 Direct 954.462.4150 Main 954.462.4260 Fax jmayersohn@ralaw.com www.ralaw.com

August 24, 2011

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549-3628
Attention:     Amanda Ravitz
           Assistant Director

Re:	Cyclone Power Technologies, Inc. Registration Statement on Form 10 Filed July 1, 2011 File No. 000-54449

Dear Ms. Ravitz:

The purpose of this letter is to provide the Company’s responses to the July 27, 2011 Comment Letter to Mr. Harry Schoell, Chairman and Chief Executive Officer of Cyclone Power Technologies, Inc. (the “Company”).  This letter indicates how the Company proposes to respond to your comments and provide certain information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s responses.

General

COMMENT 1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and refiling a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Response:	The Company is aware of its obligations under Section 13(a) of the Securities Exchange Act of 1934.

United States Securities and Exchange Commission
August 24, 2011

Item 1. Business, page 1

COMMENT 2.	Revise the forepart of your document to disclose your assets and net loss for your most recent fiscal year and interim period.

Response:	We have responded to the Staff’s comment and revised the document accordingly.

Our Company, page 1

COMMENT 3.
Since you do not appear to have commercially sold any product, please revise throughout to remove claims about you and the characteristics of your product or its benefits, or revise to indicate that they represent management’s belief. Examples include “innovative,” “powerful and versatile,” “highly efficient,” and “powerful and compact.”

Response:
We have responded to the Staff’s comment and revised the document to state that any claims about the Company’s products are based on management’s belief or preliminary testing, or have removed such claims from the document.

Business Model, page 2

COMMENT 4.
Please provide an expanded description of your products that clearly describes each of the different model engines you are developing and includes explanations of the terms Rankine engine, waste heat recovery and total system packages.

Response:
We have responded to the Staff’s comment and revised the document accordingly to explain how the engines work and to provide definitions for the questioned terms. Descriptions of the engine models are included in the table on page 4 of the document.

COMMENT 5.
Please clarify your relationship with Raytheon and describe all material agreements with them. Please file your agreements with Raytheon. If you do not have any written agreements with Raytheon, please remove disclosure about them from your registration statement.

Response:
We have in accordance with the Staff’s comment described all relationships with Raytheon.  We do not believe that the Company should be required to file the purchase order.  This purchase order was executed in the Company’s ordinary course of business, with a non-affiliated independent third party and the Company is not dependent on this purchase order.

United States Securities and Exchange Commission
August 24, 2011

COMMENT 6.
Please file your license agreements with your customers as exhibits. In addition, expand your description of your licenses to disclose all material terms thereof. In this context, explain how you determined that Phoenix Power Group is expected to pay $4 million in royalties.

Response:
We have responded to Staff’s comment and have revised the documents accordingly to expand descriptions of the licenses, including all material terms.  We have filed the License Agreements for Phoenix Power, Great Wall and Renovalia, and the Subcontract Agreement with Advent, as Exhibits 10.8, 10.9, 10.10 and 10.11, respectively.

Development Status of Technology, page 3

COMMENT 7.	Explain what each stage of development means.

Response:	We have responded to Staff’s comment and revised the document accordingly as footnotes to the table on page 4.

Prototyping and Manufacturing, page 3

COMMENT 8.
Please clarify the status of your preliminary agreement with TopLine Energy Systems LLC and describe the material terms of that agreement. Has the first stage been completed? What does “Preferred Manufacturer” mean? Please file the agreement as an exhibit.

Response:	We have responded to Staff’s comment and revised the document accordingly. We are not filing the Top Line Energy Systems LLC document because it is a letter of understanding.

COMMENT 9.	Remove the first paragraph on page 4, as this is not a marketing document for TopLine Automotive.

Response:	We have responded to the Staff’s comment and revised the document accordingly removing the references.

Competitive Business Decisions, page 4

COMMENT 10.
Please provide us with independent objective support for your beliefs regarding your competitive position including your claims that your product is more efficient, more compact, more powerful and less expensive than competing products. Also, revise to support or identify as your belief, your claims about the quality of competing products.

Response:
We have responded to the Staff’s comment and revised the Competitive Business Conditions’ section accordingly.  We have specifically indicated that our claims are based upon our preliminary testing and analysis and as well, indicated certain belief and factual information with respect to the other technologies that compete with our product.

United States Securities and Exchange Commission
August 24, 2011

Patents and IP Protection, page 5

COMMENT 11.
We note you disclose seven U.S. patents and three patent applications in this section but you disclose ten U.S. patents elsewhere in your filing. Please clarify which patents have been granted. Also, please provide us with objective support that patent application 12/29 1,001 has been assigned to you.

Response:
We have responded to the Staff’s comment and revised the document accordingly to reflect that our patents are either issued or have been allowed by the US PTO.  We have attached to this letter objective support that the patent application referred to has been assigned to the Company.

Governmental Regulation, page 5

COMMENT 12.
Given your disclosure in this section and elsewhere in your filing that you will outsource manufacturing, please disclose the governmental approvals that will be required for the sale of your products, as required by Item 101(h)(4)(viii) of Regulation S-K. Also, disclose the effect of environmental laws on your proposed manufacture and sale of engines.

Response:
We have responded to the Staff’s comments and revised the document accordingly to add additional information with respect to our products and operations as they relate to government approvals and the effect of environmental laws.

Risk Factors, page 6

COMMENT 13.	Please disclose the risks relating to your substantial indebtedness and the security interest held by your principal shareholder in your intellectual property.

Response:	We have responded to the Staff’s comment and revised the document accordingly to add the appropriate risk factor.

COMMENT 14.	Please include a risk factor discussing the significant deferred compensation that you intend to pay when you “can afford” to pay it.

Response:	We have responded to the Staff’s comment and revised the document accordingly to add the appropriate risk factor.

United States Securities and Exchange Commission
August 24, 2011

We may have difficulty raising, page 6

COMMENT 15.	Revise to quantify your current capital needs.

Response:	We have responded to the Staff’s comment and revised the document to quantify our current capital needs in the risk factor.

Management’s Discussion and Analysis, page 11

COMMENT 16.	Please tell us the basis for your belief that the order from Raytheon will constitute one of multiple contracts that you could receive from Raytheon.

Response:
We have responded to the Staff’s comment and deleted the statement referred to with respect to Raytheon. Please note that this change has been made in connection with a new MD&A section, reflecting the Company’s operations and financial performance as of June 30, 2011.

Critical Accounting Policies, page 12

COMMENT 17.
We see that your discussion of critical accounting policies is limited to a reference to Note 1 of your financial statements. Critical accounting policy disclosure should supplement, not duplicate, the description of the basic accounting policies presented in the notes to financial statements. The disclosure is intended to describe the uncertainties, subjectivity and potential variability of those policies dependent on significant estimates and judgments. This disclosure should describe uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time, including specific disclosure about why accounting estimates or assumptions bear the risk of change. Please appropriately revise. For guidance refer to Section V of Release 33-8350.

Response:	We have responded to the Staff’s comments and disclosure has been added to the Management Discussion & Analysis.

United States Securities and Exchange Commission
August 24, 2011

Results of Operations, page 12

COMMENT 18.	Please tell us, with a view toward expanded disclosure, how you measured the loss on conversion of debt during 2010, including how you determined the fair value of the stock issued in exchange.

Response:
We have responded to the Staff’s comments and further state that the loss on conversion of debt was measured as the difference between the fair value of the stock issued and the amount of the debt settled. The company issued 2.5 million shares, which at June 30, 2010, had a fair value of $.07, for a total value of $175,000.  The debt converted was $15,950, leaving a conversion loss of $159,050.  The fair value of the shares represented the price paid per share by unaffiliated third parties in the U.S. for restricted common stock of the company in private placement transactions. Use of market prices was not considered in recognition of the high volatility and limited traded volume and value of the Company’s common stock as traded on the OTC Pink Marketplace. In 2010, the average daily volume was less that 110,000 shares and less than $13,000 total activity per day. Furthermore, the Company’s stock had a trailing 52-week high/low trading range of $.27 to $.08. The Company believed that a more representative value of its 12-month restricted common stock was the actual price that unaffiliated third parties paid for the stock at such time.

Liquidity and Capital Resources, page 13

COMMENT 19.
Please expand your description of your liquidity to explain why management is “cautiously optimistic” and disclose the terms of the “cash commitments available” to fund your operations. Quantify your near term funding needs and sources.

Response:
We have responded to the Staff’s comments and have removed reference to “cautiously optimistic” and added disclosure to “cash commitments available.”  The Company will continue to make such disclosure in future filings.

COMMENT 20.
Please expand to also describe your sources and uses of cash during the annual periods presented in your financial statements. Please refer to Item 303(a) of Regulation S-K and Section IV of Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:	We have responded to the Staff’s comments and disclosure has been added. The Company will continue to make such disclosure in future filings.

COMMENT 21.
We note disclosure that there is substantial doubt regarding your ability to continue as a going concern. Accordingly, please expand to describe the cash requirements necessary for you to continue your business as a going concern, including disclosure of the dollar amount of financing you believe is required to continue your business over the next twelve months. For further guidance, refer to Section IV.A. of Securities Act Release 33- 8350 “Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.”

Response:	We have responded to the Staff’s comments and disclosure has been added. The Company will continue to make such disclosure in future filings.

United States Securities and Exchange Commission
August 24, 2011

COMMENT 22.
Please clarify the number of shares issued for services in the first quarter of 2011. In that regard, on page 12 you disclose that 1,059,500 shares were issued during the quarter, while on page 13 you indicate that 10,059,500 shares were issued in that quarter.

Response:	The correct number of shares issued for services in the first quarter was 1,059,500. This correction has been made.

Item 4. Security Ownership, page 14

COMMENT 23.	With a view toward disclosure, please tell us the amount of options awarded to each person in this table in 2011.

Response:	We have responded to the Staff’s comment and revised the document accordingly with respect to the amount of options awarded.

Item 5. Directors and Executive Officers, page 14

COMMENT 24.
Please revise the descriptions of your officers and directors experience to avoid marketing style jargon such as your claims that Harry Schoell is a “technology visionary,” Jerry Peoples worked in the “most elite” scientific divisions and Allen Brown is a “mechanical genius.”

Response:	We have responded to the Staff’s comment and revised the document accordingly with respect to the descriptions of our officers and directors.

COMMENT 25.
Please provide us with support for your claims regarding awards to Harry Schoell from Vapor Trails Magazine and the National Marine Manufacturers Association. Also, provide copies of the relevant articles in Motorboating Magazine, Hotboat Magazine and Powerboat Magazine where they make the statements regarding Allen Brown you disclose on page 17. Clearly mark the supporting statements in the supplemental materials. Tell us whether you have received the consent of these publications to cite them as you have done.

Response:
We have reviewed the Staff’s comment and revised the document accordingly and are attaching supplemental materials information with respect to Mr. Schoell’s award from Vapor Trails Magazine.  We deleted the information with respect to the National Marine Manufacturers Association.  Furthermore, we deleted the information with respect to Mr. Brown.

United States Securities and Exchange Commission
August 24, 2011

COMMENT 26.	Please clarify when Christopher Nelson worked for each of the companies mentioned in the second paragraph on page 16.

Response:	We have reviewed the Staff’s comment and revised the document accordingly with respect to Mr. Nelson’s work experience.

Board of Advisors, page 16

COMMENT 27.	With a view to disclosure, please tell us about the functions and powers of your board of advisors.

Response:	We reviewed the Staff’s comment and revised the document accordingly with respect to the role of our board of advisors.

Executive Compensation, page 18

COMMENT 28.	Please provide the footnote required by Instruction 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K regarding your stock and option awards disclosed in the executive compensation table.

Response:	We reviewed the Staff’s comment and revised the document accordingly with respect to the role of our board of advisors.

COMMENT 29.
Please reconcile the disclosure of option awards in the executive compensation table on page 18 with the disclosure of option awards in the outstanding equity awards table on page 19. We note, for example, that you have included an award to Frankie Fruge on page 18 for 2010 but no such award is listed on page 19.

Response:	We have reviewed the Staff’s comment and revised the document accordingly to reconcile the option awards on each table.

COMMENT 30.	Please identify the compensation included in the all other compensation column. Refer to Item 402(o)(7) of Regulation S-K.

Response:	We have reviewed the Staff’s comment and revised the document accordingly by disclosing the other compensation in Footnote 4 to the Executive Comp table.

Employment Agreements, page 18

COMMENT 31.	Please tell us why you have not filed your agreements with Christopher Nelson and Bruce Schames as exhibits.

Response:	We have reviewed the Staff’s comment and have filed the agreements from Messrs. Nelson and Schames as Exhibits 10.5 and 10.6, respectively.

United States Securities and Exchange Commission
August 24, 2011

COMMENT 32.	Please disclose all material terms of your employment agreements including the date of each agreement and material termination provisions. Refer to Item 402(o)(1) of Regulation S-K.

Response:	We have reviewed the Staff’s comment and have revised the document accordingly to disclose all material terms of the employment agreements.

COMMENT 33.	Please provide the disclosure required by Item 402(q)(2) of Regulation S-K regarding payments upon termination or change of control.

Response:	We have reviewed the Staff’s comment and revised the document accordingly to disclose any payments upon termination or change of control.

Outstanding Equity Awards, page 19

COMMENT 34.	Please revise the table to clarify which options are exercisable, unexercisable and unearned.

Response:	We have reviewed the Staff’s comment and revised the document accordingly to clarify which options are exercisable, unexercisable and unearned.

COMMENT 35.	Please tell us how you determined the grant date fair value of stock in option awards as you disclose in the penultimate column.

Response:
We have reviewed the Staff’s comment and revised the document accordingly with respect to the termination of the fair value of stock option awards.  The grant date fair value was determined by the Black Scholes option valuation model.  A Footnote to the table has been added to refer readers to the Company’s Notes to the Financials Statements, specifically, Notes 1.O and 10. A.

Option Exercise and Stock Vesting, page 19

COMMENT 36.	Please disclose the vesting date of your outstanding option awards. Refer to Instruction 2 to Item 402(p)(2) of Regulation S-K.

Response:	We have reviewed the Staff’s comment and revised the document accordingly to disclose the vesting dates.

United States Securities and Exchange Commission
August 24, 2011

Certain Relationships, page 19

COMMENT 37.	Please file the Operations Agreement with Schoell Marine disclosed in the first paragraph on page 20 as an exhibit. Also, disclose the date of the agreement.

Response:	We have reviewed the Staff’s comment and revised the document accordingly to reflect the date of the agreement and have filed it as Exhibit 10.7.

Recent Sales of Unregistered Securities, page 21

COMMENT 38.
Please revise your disclosure in this section to include all the information required by Item 701 of Regulation S-K. Your disclosure should include, for example, the date of each sale, the aggregate offering price of securities sold for cash, the nature and amount of other consideration received and a statement of the facts relied upon to make the exemptions you claim available.

Response:	We have reviewed the Staff’s comments and revised the document accordingly to include the disclosure recorded by Item 7.01 of Regulation SK.

COMMENT 39.
Please reconcile your disclosure regarding issuances of shares of Series A preferred stock in this section with your disclosure in the Consolidated Statement of Shareholders Deficit on page F-4 that appears to show you issued shares of Series A preferred stock in exchange for outside and employee services.

Response:	We have reviewed the Staff’s comments and reconciled the disclosure between the information in recent sales of unregistered securities in the Company’s financial statements.

Unaudited Financial Statements for the Quarter Ended March 31, 2011

General

COMMENT 40.	Please update the financial statements when required by Article 8 of Regulation S-X.

Response:	We have responded to the Staff’s comments and revised and updated the document accordingly with financial statements and footnotes for the Company’s fiscal quarter ended June 30, 2011.

United States Securities and Exchange Commission
August 24, 2011

Consolidated Balance Sheets, page F-2

COMMENT 41.	With respect to non-controlling interests, tell us how the format of the equity section of the balance sheet considers the guidance from FASB ASC 810-10-45-16 and -55-4I.

Response:	The format of the balance sheet for the period ended June 30, 2011, has been revised to conform to the appropriate guidance. The Company will continue to make such disclosure in future filings.

Consolidated Statements of Operations, page F-3

COMMENT 42.
Tell us why no income or loss is attributed to non-controlling interests in your subsidiary and tell us how you applied the guidance related to attributing income or loss to non- controlling interests from FASB Codification Topic 810. Also, tell us how the statement of operations considers the formatting guidance from FASB ASC 810-10-55-4J. This comment also applies to the statement of operations presented on page F-17.

Response:
No loss is attributed to non-controlling interest in the subsidiary since the subsidiary is in the startup phase, has no income and recovery of the losses from the non-controlling interests is not guaranteed.  Note 14 to the Footnotes for the period ended June 30, 2011, has been supplemented with a view towards disclosure of this information.

Consolidated Statements of Stockholders’ Deficit, page F-4

COMMENT 43.	Please delete the label “audited” from the statement of stockholders’ deficit for 2010. You may alternatively indicate that data for 2010 was derived from your audited financial statements.

Response:	We have responded to the Staff’s comments and the change to the Equity Table heading has been made. The Company will continue to make such disclosure in future filings.

COMMENT 44.
With respect to non-controlling interests, please tell us how the statement of stockholders’ deficit considers the formatting guidance from FASB ASC 8 10-10-50- 1A(c) and -55-4L. In that regard, it appears that the statement should provide separate reconciliation of the beginning and ending balances of total equity, equity attributed to the parent and equity attributed to non-controlling interests. This comment also applies to the statement of stockholders’ deficit presented on page F- 18

Response:	We have responded to the Staff’s comments and the change to the Equity Table has been made. The Company will continue to make such disclosure in future filings.

United States Securities and Exchange Commission
August 24, 2011

Note 1 – Organizational and Significant Accounting Policies, page F-6

C.           Principles of Consolidation and Basis of Presentation

COMMENT 45.	Please revise to add the management representation regarding interim financial statements from Instruction 2 of Rule 8-03 of Regulation S-X.

Response:	We have responded to the Staff’s comments and disclosure has been added. The Company will continue to make such disclosure in future filings.

Note 10 – Stock Options and Warrants, page F-12

B.           Common Stock Warrants

COMMENT 46.
You indicate that the Phoenix warrants were valued using the Black-Scholes method. Please expand to disclose the underlying assumptions applied. As a related matter, on page F-13 you indicate that the warrants were valued at $.9 million while on page F-26 you indicate that the warrants were valued at $. 1 million. Please tell us the reasons for the significant increase in the value of the warrants as of March 31, 2011.

Response:	The Phoenix warrants, valued at $9 million as of March 31, 2011, were based on the Black Scholes model, with the following assumptions:

Estimated number of shares upon exercise of warrants: 4.3 million
Stock price at March 31, 2011: $.31
Exercise price of warrants: $.19
Term: 2 years
Stock price volatility: 105% (calculated from the previous 24 months Company stock prices)
Rate of dividends: 0%
Discount rate: 2 year treasury rate of 0.8%.

The increase in warrant value was due to bringing forward to March 31, 2011, the Black Scholes calculation attributable to the higher number of warrants to be issued (based on the increase in common stock and common stock options available to be issued), an increase in the Company’s stock price and an increase in calculated volatility.

The $100,000 warrant valuation was incorrectly based on 2% of the number of shares outstanding at December 2009, and did not account for any outstanding options, warrants and conversion of Series A Preferred stock. The correct valuation of the Phoenix warrants at December 31, 2010 is $507,442 (calculated consistent with the March 31, 2011 Black Scholes valuation methodology).

United States Securities and Exchange Commission
August 24, 2011

Audited Financial Statements for the Years Ended December 31, 2010 and 2009

Consolidated Statements of Stockholders’ Deficit, page F-1 8

COMMENT 47.
We note the 2009 issuance of 1,012,588 shares related to the reverse merger. Considering your disclosure that the reverse merger occurred in 2007, please clarify for us the nature of the issuance and explain the basis in GAAP for the accounting.

Response:
The Company issued 1,012,588 shares to one shareholder who claimed that he had rights to receive additional shares at the time the merger (July 2007), due to a contract he had with the previous management of the Company (i.e., pre-merger). In settlement of these claims, the Company issued 1,012,588 shares, and accounted for it as part of the original merger transaction.

Note 1 – Organizational and Significant Accounting Policies, page F-20

A.           Organization and Operations

COMMENT 48.	Please tell us how you accounted for the reverse merger with Coastal Technologies, Inc. in 2007.

Response:
We have responded to the Staff’s comments and disclosure has been added to Note 1.A. of the footnotes to the Company’s financial statements for the period ended June 30, 2011.  The Company will continue to make such disclosure in future filings.

I.           Revenue Recognition, page F-21

COMMENT 49.
Based on the discussion of your business on pages 2 and 3, it appears that you may have entered into arrangements that include multiple deliverables as described FASB Codification Topic 605-25. Please describe to us how your revenue policies consider the specific guidance applicable to multiple element arrangements. Please be specific to the actual revenues recognized in the financial statements.

Response:
Sources of revenue by the Company are expected to be as follows: (1) engine and product sales, (2) license fees (use of intellectual property), (3) development and testing fees, and (4) royalties. The revenue recognition criteria for each of these would be as follows:

United States Securities and Exchange Commission
August 24, 2011

1)
Engine and product sales – shipment of tested engine and products that meet technical contract specifications. Acceptance by the customer is required if the engine meets contract criteria. Other criteria include that a formal arrangement exists, the price is fixed or determinable, no other significant obligations of the Company exist and collectability is reasonably assured.

2)	License fees - delivery of intellectual property, usually in the form of designs and bill of material.

3)
Development and testing fees - delivery of prototype engines and/or products that meet technical contract specification, delivery of drawings and/or bill of material and delivery of test report and supporting test data.

4)
Royalties - a monthly or quarterly report (subject to the contract calculation and our audit) by our customer of their sales subject to a royalty payment to us. Recognition would be recorded, based on these reports if collectability by the Company is assured.

Revenue from contracts for multiple deliverables and milestone methods recognition are evaluated and allocated as appropriate. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as deferred revenue.

As of June 30, 2011, the Company did not have any multiple deliverables, royalty, license or development fees. Revenue previously recognized was for a single deliverable or an R&D/testing contact fulfillment. The sole warranty provision provided was for a delivered prototype unit that was not required per the contract. The Company desired to “make whole” the customer, should any “warranty type” costs materialize.

COMMENT 50.
We also see that you have entered into arrangements where you have received or will receive license and/or development fees. Please tell us how you are accounting for license and development fees, including specific detail describing how you are applying the guidance from FASB Codification Topic 605 in determining the appropriate periods for recognition of amounts as revenues. Please be specific to the actual revenues recognized in the financial statements.

Response:
As discussed in Response to Comment # 49, above, sales revenue is recognized at the date of shipment of engines and systems, engine prototypes, engine designs or other deliverables to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Revenue from contracts for multiple deliverables and milestone methods recognition are evaluated and allocated as appropriate. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as deferred revenue. To date, the Company has not received any license revenue or development fees that have been recognized as revenue.  Additional disclosure has been added to the footnotes to the financial statements for Company’s Quarterly Report for the period ended June 30, 2011, to explain this accounting. The Company will continue to make such disclosure in future filings.

United States Securities and Exchange Commission
August 24, 2011

COMMENT 51.
Tell us whether there are any customer acceptance provisions, installation obligations or other post-shipment obligations associated with product sales, such as sales of plans or prototypes. Also, tell us how these matters are considered in your revenue practices.

Response:
The Company tests all units prior to delivery to verify that the units perform to contract technical specifications. Units that do not meet contract specifications will not be shipped until corrected.  The customers can request a report of the testing data prior to shipping.  Current contracts do not require the Company to provide any warranty assistance or other specific post-shipment services.

M.           Stock Based Compensation, page F-22

COMMENT 52.
We note your statement that “As the Company does not have sufficient, reliable and readily determinable values relating to its common stock, the Company has used the stock value pursuant to its most recent sale of restricted stock sold to unaffiliated third- parties in the U.S. for purposes of valuing stock based compensation.” In that regard, based on a review of activity under your symbol CYPW it appears that there is an active market for your shares. Accordingly, please fully describe to us the basis for statement that you do not have sufficient, reliable and readily determinable values of your common stock. In that regard, please also tell us:

•	The per share prices used to value stock based compensation during 2009, 2010 and to date in 2011. Describe to us the contemporaneous factors you considered in reaching fair value determinations.

•	Quantify and describe reasons for any significant discounts from the closing prices of your traded shares.

United States Securities and Exchange Commission
August 24, 2011

Response:
The Company believes that the best method of valuing its restricted common stock issued as stock based compensation is the price most recently paid per share by an unaffiliated third-party in the U.S., pursuant to a private placement of the Company’s securities under Regulation D.  The Company’s policy until March 15, 2011, was to price these issuances of restricted common stock at a 40% discount from the previous 5-day weighted average closing price, as reported on the OTC Markets, and after March 15, using the previous 30-day weighted average closing price.

While the Company has had some trading volume, the average in 2010 was less that 110,000 shares and less than $13,000 of total activity per day. Moreover, the Company’s shares were and continue to be highly volatile with the high and low free trading market common stock prices as follows: 2009 - $.46 to $.14; 2010 - $.17 to $.08; and Qtr. 1, 2011 - $ .45 to $.11. It has been and continues to be very easy for the Company’s common stock price to rise or fall 10% to 20% on the purchase or sale of as little as 5,000 shares in the open market.

Because the restricted shares issued as stock based compensation were required to be held for 12 months, pursuant to Rule 144, the Company took the position that the best indicator of true market value was represented by sales made to unaffiliated third parties in U.S. at or around the same time as the issuance for compensation.

The Company used the following high and low ranges of restricted common stock prices in valuing services provided in the following years:

2009:	$.20 to $.09
2010:	$.09 to $.06
Qtr. 1 2011:	$.18 to $.07

N.           CommonStock Purchase Warrants, page F-22

COMMENT 53.
We also note that you value the issuance of shares for non-employee services based on the fair value of the services as opposed to the fair value of stock issued. Please tell us why the fair value of services is more reliably measurable than the fair value your common stock.

Response:
The Company has responded to the Staff’s comments and the footnote to the financial statements for the period ended June 30, 2011, has been revised to reflect the more reliable common stock valuation measurement. The Company will continue to make such disclosure in future filings.

United States Securities and Exchange Commission
August 24, 2011

Note 8 – Preferred Stock, page F-25

COMMENT 54.	Tell us whether you offered enhanced terms to induce conversion of the preferred stock; and, if so, how you accounted for the induced conversion.

Response:
The Company has responded to the Staff’s comments and has provided appropriate disclosure in the MD&A section of the document stating that the Company did not offer enhanced terms to induce conversion of the preferred stock.

Note 10 – Stock Options and Warrants, page F-26

A.           Common Stock Options

COMMENT 55.
We see the disclosure about the stock option plan; however, the disclosure does not appear to provide the full information content from FASB ASC 718-10-50-2. For instance, we do not see a general description of the provisions of the plan, a description of vesting provisions, the specified disclosures about options vested and expected to vest, and disclosure of the expected amortization period of unrecognized compensation expense. Please expand or advise how the disclosure is complete.

Response:
The Company has responded to the Staff’s comments and additional disclosure has been added to the footnotes to the financial statements for the period ended June 30, 2011.  The Company will continue to make such disclosure in future filings.

B.           Common Stock Warrants

COMMENT 56.
Please fully describe to us how you are accounting for arrangement with Phoenix Power Group. In that regard, tell us how you have considered and applied the guidance from FASB Topic 505-50 in determining the accounting for the warrants, including how you identified the measurement date. Also, clarify for us how you intend to present the fair value of the warrants in your financial statements.

Response:
The Company has responded to the Staff’s comments and additional disclosure regarding the Phoenix warrants has been added to the footnotes to the financial statements for the period ended June 30, 2011.  The Company will continue to make such disclosure in future filings.

United States Securities and Exchange Commission
August 24, 2011

COMMENT 57.
Please clarify for us the components of the 2.8 million warrants outstanding as of December 31, 2010. Please also reconcile the closing number of warrants on page F-27 with the opening number of warrants disclosed in the interim financial statements on page F-13.

Response:	See the Company’s response to question 46.

COMMENT 58	As a related matter, please expand to describe all significant terms of the 2.8 million warrants outstanding as of December 31, 2010. Refer to FASB ASC 505-10-50.

Response:
The Company has responded to the Staff’s comments and additional disclosure regarding the Company’s warrants has been added to the footnotes to the financial statements for the period ended June 30, 2011.  The Company will continue to make such disclosure in future filings.

The inclusion of the 2 million Phoenix Warrants in the footnotes to the audited financial statements was incorrect, since the warrants were not vested until the delivery by the Company of products to the customer that had not yet occurred.  This has been corrected in subsequent filings.  The terms of the remaining 770,500 warrants issued in 2010 were included in the original filing.

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours,

Joel D. Mayersohn

JDM/dcb

cc:           Christopher Nelson

Comment #11

US007992386B2

(12) United States Patent
Schoell

(10) Patent No.: US 7,992,386 B2
(45) Date of Patent: Aug. 9, 2011

(54) **WASTE HEAT ENGINE**

(75) Inventor: **Harry Schoell**, Pompano Beach, FL (US)

(73) Assignee: **Cyclone Power Technologies, Inc.**, Pompano Beach, FL (US)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 457 days.

(21) Appl. No.: **12/291,001**

(22) Filed: **Nov. 3, 2008**

(65) **Prior Publication Data**

US 2010/0107637 A1 May 6, 2010

(51) **Int. Cl.**
F01B 1/00 (2006.01)

(52) **U.S. Cl.** **60/508**; 60/670

(58) **Field of Classification Search** 60/508, 60/670

See application file for complete search history.

(56) **References Cited**

U.S. PATENT DOCUMENTS

6,145,482 A * 11/2000 Blount .... 123/45 A
7,188,474 B2 * 3/2007 van de Loo 60/660
7,556,014 B2 * 7/2009 Mason 123/197.4
2008/0216480 A1 * 9/2008 Harmon et al. 60/670

* cited by examiner

Primary Examiner — Hoang M Nguyen
(74) *Attorney, Agent, or Firm* — Robert M. Downey, P.A.

(57) **ABSTRACT**

An engine includes a radial arrangement of cylinders each having a reciprocating piston with a piston head and a connecting rod pivotally linked to the piston head at an upper end. A lower end of each connecting rod is pivotally linked to a crank disk that is rotatably mounted on a crank arm of a crankshaft. Steam intake valves at each cylinder are momentarily opened by a bearing cam roller that is moved in a circular path by rotation of the crank disk to sequentially engage spring urged cam followers on inboard ends of radially extending valve stems. Low pressure steam or gas is injected into the top of each cylinder, as the intake valves of the cylinders are opened in sequence, thereby forcing the piston in each cylinder through a power stroke to move the crank disk and turn the crankshaft. Angular displacement of each connecting rod through the return stroke of the piston urges an exhaust reed valve on the piston head to an open position, thereby releasing exhaust steam to a condenser chamber. The engine is self-starting and operates in a low pressure, low temperature range, using waste heat from an external source, such as exhaust from an internal combustion engine, burning of refuse (e.g. garbage or other solid waste material) or solar heat.

4 Claims, 14 Drawing Sheets

110
120
52
53
53
20
130
56
50
54
59
59
58

Comment #25

VAPOR TRAILS BOATING NEWS
22nd Annual
Caesar's Marine Academy Awards
Presents the
Boat Designer of the Year
Award
To
Harry L. Shoell
Presented March 13, 1993